Mail Stop 3561

October 11, 2007

Mr. Lincoln M. Dastrup
Chief Financial Officer
6337 Highland Drive #1053
Salt Lake City, Utah 84121

     Re: **Curatech Industries, Inc.**
              Form 10-KSB for the year ended December 31, 2006
              Filed April 17, 2007
              File No. 000-51140

Dear Mr. Dastrup:

We have reviewed your response letter dated September 14, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Statements of Operations

1. Based on the activity reflected in the statement of stockholders' equity (deficit) for the period, we are unclear as to how the weighted average shares used to

compute basic and diluted earnings per share of 9,655,041 shares was determined. Supplementally provide us with your computation of weighted average shares outstanding that was used to compute basic and diluted earnings per share.

Statements of Stockholders' Equity (Deficit)

2. Please explain how you determined the amount recognized as additional paid-in-capital in connection with the 3,230,308 shares issued in connection with the reverse merger transaction of $196,254. As Curatech had net assets of only $1,169 reflected in its September 30, 2006 balance sheet prior to reverse merger transaction, we are unclear as to how this amount was calculated or determined, since the reverse merger transaction was accounted for as a recapitalization, which would be accounted for at the historical cost of the net assets acquired in the reverse merger. Please advise or revise as appropriate.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief